Rio Tinto and Alcan - a winning combination

Alcan has agreed to combine with Rio Tinto, a leading international mining group headquartered in the UK with operations around the world.  This is a unique and exciting opportunity to join forces with a complementary and strong global player to create a new global leader in the aluminum industry with unrivalled development opportunities.

"We will be part of a thriving global organization with a strong portfolio of growth projects, world-leading assets and technology, and an attractive cost position bolstered by complementary mining, refining and smelting capabilities," explains Dick Evans, Alcan President and CEO, who is slated to become Chief Executive Officer of Rio Tinto Alcan, the aluminum business group of Rio Tinto. "This will mean significant opportunities for Alcan employees as part of the combined company."

Alcan expertise a key to success

Once the transaction has closed, Rio Tinto's existing aluminum-related operations, currently concentrated in Australia and New Zealand, will be combined with Alcan's to create Rio Tinto Alcan. Headquartered in Montreal (Canada), the new company will be an industry leader in bauxite, aluminum, power generation, and technology with a strong pipeline of attractive growth projects for the future. Rio Tinto Alcan will also become the world's largest producer of alumina following completed expansions at our Alcan Gove complex and Rio Tinto's Yarwun facility in Australia.

The Alcan smelting technology and R&D group will remain in Quebec and France with the addition of Rio Tinto's existing smelter technology unit. The Rio Tinto Group also intends to locate one of its regional Shared Service Hubs in Montreal to support its enlarged asset base and operations in Canada.

Engineered Products will continue to be based in Paris (France), while the Bauxite and Alumina group will operate out of Brisbane (Australia). There are plans for Alcan Packaging to be divested as part of the deal.

The Group board will include Dick Evans and two non-executive members from the current Alcan board.

Common values support sustainable growth

Alcan and Rio Tinto have common corporate values. At the top of the list is a strong commitment to the principles of sustainable development, including employee health and safety, excellence in environmental stewardship and positive engagement with local communities. Rio Tinto has already announced that it intends to create the Rio Tinto Alcan Foundation in Canada, which will have an endowment of C$200 million over a five-year period.

Commenting on the opportunities ahead, Tom Albanese, Rio Tinto's Chief Executive, states: "This transaction will enable Rio Tinto's shareholders to benefit from the quality of Alcan's organization and asset portfolio, the favourable demand fundamentals of the aluminum sector and the synergies and enhanced development opportunities that the combination of our businesses will deliver." Anticipated post tax synergies from the transaction are expected to be around US$600 million per year, with a large proportion coming from shared best practices and supplier/purchasing synergies.

Phillip Strachan, Chief Financial Officer, Rio Tinto Aluminium, and Jean-Christophe Deslarzes Senior Vice President, Human Resources, Alcan, have been named co-leaders of the integration team. The offer is expected to close in the fourth quarter of 2007.